Exhibit 17.2

[Rees, Broome & Diaz, P.C. Letterhead]

May 12, 2005

Via Facsimile and

Fedex Priority Overnight

Bruce C. Hayden, Senior Vice-President
and Chief Financial Officer
Xybernaut Corporation
12701 Fair Lakes Circle, Suite 550
Fairfax, Virginia 22033

Re:	Response of Steven A. Newman to Item 5.02 of Form 8-K as filed on May 9, 2005 by Xybernaut Corporation

Dear Mr. Hayden:

     This letter is addressed to you as the signatory of the above-referenced Report. Steven A. Newman has authorized me to respond on his behalf to the statements in Item 5.02 and the accompanying Press Release which appear to make reference to him.

     Steven A. Newman resigned as a Director of Xybernaut Corporation effective on May 3, 2005, because he believed it was in the best interests of Xybernaut Corporation to do so at that time.

     As Xybernaut previously disclosed in Item 3.01 of a Form 8-K filed on May 2, 2005, Nasdaq had scheduled a delisting hearing regarding the Company for Thursday, May 5, 2005. The hearing memorandum attached to the Nasdaq notice of hearing apparently expressed concern that Steven A. Newman had declined to resign as a director despite a request by the Board that he do so.

     Steven A. Newman resigned his position as a Director upon learning of that assertion in the Form 8-K. (Xybernaut has yet to provide him with an actual copy of the Nasdaq notice). He resigned because he believed it was in the best interest of the Company to eliminate his continued status as a director as an issue at the Nasdaq hearing.

     Steven A. Newman strongly disagrees with the conclusions of the Audit Committee investigation as described in the Form 8-K Report.

     Steven A. Newman did not impede the Audit Committee investigation.

Bruce C. Hayden, Senior Vice-President
and Chief Financial Officer
May 12, 2005

     Steven A. Newman’s employment as President of Xybernaut Corporation was fully disclosed in all SEC filings as required by SEC regulations, and he did not knowingly violate any anti-nepotism policy of Xybernaut Corporation.

     Moreover, Steven A. Newman firmly believes he did not violate any of the Company’s disclosure rules or internal controls.

     Steven A. Newman expects that a full airing of the facts in the course of future legal proceedings will disprove the allegations against him contained in Item 5.02 of Form 8-K and the accompanying Press Release filed on May 9, 2005, by Xybernaut Corporation.

     Please amend your Form 8-K Report as necessary to make this letter an exhibit.

Very truly yours,

REES, BROOME & DIAZ, P.C.

By: /s/ Robert E. Scully, Jr.
Robert E. Scully, Jr.

cc:	Martin Eric Weisberg, Esquire
Robert N. Driscoll, Esquire
Robert Plotkin, Esquire
John M. Tran, Esquire
Steven A. Newman